Exhibit 12

CF INDUSTRIES HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(Dollars in millions)	2013		2012		2011		2010		2009

Pretax earnings from continuing operations	$2,209.7		$2,829.5		$2,645.6		$687.7		$695.6
Plus:
Fixed charges	264.0		232.3		229.7		260.3		6.7
Distributed income of equity investees	59.5		109.8		130.2		2.2		—
Amortization of capitalized interest	4.1		4.1		3.9		3.8		3.3
Less: preference security dividends of Terra Nitrogen Company, L.P.	(66.2)		(77.8)		(64.1)		(23.1)		—
Capitalized interest	(26.8)		(9.3)		(7.9)		(7.6)		—

Earnings for fixed charge coverage ratio calculation	$2,444.3		$3,088.6		$2,937.4		$923.3		$705.6

Fixed charges
Interest expensed (a)	$152.2		$135.3		$147.2		$221.3		$1.5
Capitalized interest	26.8		9.3		7.9		7.6		—
Estimated interest in rent expense (b)	18.8		9.9		10.5		8.3		5.2
Preference security dividends of Terra Nitrogen Company, L.P.	66.2		77.8		64.1		23.1		—
	$264.0		$232.3		$229.7		$260.3		$6.7

Ratio of earnings to fixed charges	9.3	x	13.3	x	12.8	x	3.5	x	105.3	x

(a)  Including amortized premiums, discounts, and capitalized expenses related to indebtedness.

(b)  Assumes that the interest component is 19% of total rent expense in 2013, 11% in 2012, 13% in 2011 and 2010, and 14% in 2009.